4Front Holdings LLC

MANAGEMENT’S DISCUSSION & ANALYSIS

FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

(Amounts Expressed in United States Dollars Unless Otherwise Stated)

MD&A of 4Front Holdings LLC

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of 4Front Holdings LLC (the “Company”, “we”, “our”, “us” or “4Front”) is for the year ended December 31, 2018. It is supplemental to, and should be read in conjunction with, the Company’s audited consolidated financial statements and the accompanying notes for the years ended December 31, 2018 and 2017. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”).

This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators.

This MD&A contains certain “forward-looking statements” and certain “forward-looking information” as defined under applicable United States securities laws and Canadian securities laws. Please refer to the discussion of forward-looking statements and information set out under the heading “Cautionary Statement Regarding Forward-Looking Statements”, located at the beginning of this listing statement. As a result of many factors, the Company’s actual results may differ materially from those anticipated in these forward-looking statements and information.

The MD&A was prepared by management of the Company and approved by the Board of Managers on July 9, 2019. All references to “$” are to United States dollars unless otherwise specified.

OVERVIEW OF THE COMPANY

4Front Holdings LLC (“Holdings”) is a Delaware limited liability company and was founded on September 15, 2016, with the contribution of the assets and liabilities of 4Front Ventures, Inc. (“Ventures”) (collectively the “Company”). The Company owns and operates, manages, advises and licenses its intellectual property (i.e. standard operating procedures and know how) to licensed cannabis facilities in state-legal markets in the United States. On November 13, 2018 the Company acquired Healthy Pharms, Inc (“HPI”) an operator of a licensed cannabis production facility and a dispensary in Georgetown, Massachusetts and a licensed dispensary in Cambridge, Massachusetts. As of December 31, 2018, the Company operates a dispensary and a production facility in Illinois, two dispensaries and a production facility in Massachusetts, and a dispensary in Pennsylvania and manages a dispensary in Maryland. The Company expects to open a company-owned dispensary in Maryland in the second half of 2019 and to manage additional cannabis facilities in Maryland and Massachusetts in 2019.

On March 1, 2019, the Company signed a definitive agreement with Cannex Capital Holdings, Inc. (“Cannex”) for a business combination, whereby the former securityholders of Cannex and 4Front will become securityholders in the combined company (“the Resulting Issuer”). Cannex leases real estate and provides packaging, intellectual property and consulting services to cannabis production facilities in the state of Washington. Cannex and 4Front are arm’s length parties. In connection with the transaction, an application has been made to list the Resulting Issuer’s subordinate voting shares for trading on the Canadian Security Exchange (“CSE”). The transaction was approved by shareholders of Cannex and the CSE has conditionally approved the Resulting Issuer for listing. The 4Front members are expected to approve the transaction and the transaction is expected to close in late July 2019. The issuance of Multiple Voting Shares of the Resulting Issuer will give 4Front key shareholders voting control of the Resulting Issuer. Cannex and 4Front have agreed to a termination fee applicable under certain circumstances of $10 million.

The Company operates a consulting business that assists customers with acquiring cannabis licenses and operating cannabis facilities. The Company has tightened the focus of its professional services resources to more squarely support the advancement of its own license interests and its legacy clients in key markets, while providing more limited services to select new clients. Revenue from the consulting business will continue due to ongoing fees from existing contracts.

Highlights from the year ended December 31, 2018

2018 was a transformational year for 4Front, as we opened a dispensary in Allentown, Pennsylvania, acquired HPI and announced a planned business combination with Cannex. HPI operates two dispensaries and one production facility in Massachusetts. In late November we signed an LOI announcing our intent to merge with Cannex, and we currently expect the business combination to close in late July 2019. The combination will allow us to leverage Cannex’s production expertise to improve the operations at our existing production facilities in Illinois and Massachusetts as well as any future facilities we acquire or develop. During 2018 we have substantially completed the construction of three dispensaries in Maryland (one owned and two managed), and a dispensary and production facility in Massachusetts (both managed). Below are some of the key events and highlights that were pivotal to our growth in 2018:

•

We signed an agreement to merge with Cannex that will provide us with additional production expertise to leverage in our existing production facilities in Massachusetts and Illinois. Cannex also provides opportunities to grow in the hemp-derived CBD market via its acquisition of Pure Ratios and a foothold in the California cannabis market via its expansion into a production facility in City of Commerce, California.

•

We purchased HPI in Massachusetts in November which added $5 million in annual retail sales and production capabilities in Massachusetts, from which we anticipate substantial growth. We are expanding the production capacity to meet adult-use demand and expect to drive significant future revenue from both production and retail operations.

•	We secured approximately $ 43 million in funding by issuing equity, which was used to fund continued buildout of both retail and production facilities, finance acquisitions, and fund working capital.

•

In Maryland, we completed construction and opened one managed dispensary and made significant progress in building three additional dispensaries, two of which will be managed and one of which is owned. We expect that all three additional Maryland dispensaries will be open and operating in 2019. We also made significant progress in constructing a vertically -integrated, managed dispensary and production facility in Worcester, Massachusetts.

•	We made several strategic hires, bringing in additional leaders and experts in retail, operations, finance and human resources.

•	We completed construction and opened one dispensary in Allentown, Pennsylvania.

Looking forward, management believes that we are well positioned to increase our retail footprint through opportunistic acquisitions and new licensing opportunities in existing and new state markets. We also expect to increase our cannabis production through expansion of our existing facilities and new licensing opportunities in existing and new state markets. In 2019 we have acquired one Michigan dispensary and the manager of one Arizona dispensary, and have opened managed dispensaries in Maryland and Arkansas. We believe that profitability will improve as revenue increases faster than our overhead costs.

Operational and Regulation Overview

4Front’s operations are in full compliance with all applicable state and local laws, regulations and licensing requirements in the states in which we operate. As of December 31, 2018, the Company owned cannabis operations in Illinois, Pennsylvania and Massachusetts. The Company also managed one dispensary in Maryland.

SELECTED FINANCIAL INFORMATION

The following table presents selected financial data derived from the audited annual consolidated financial statements of the Company at and for the years ended December 31, 2018 and 2017. The selected consolidated financial information below may not be indicative of the Company’s future performance.

	As at and for the year
(in thousands $)	ended December 31,			Change
	2018	2017		$	%
Revenue, net	$3,663	$721		$2,942	408%
Cost of goods sold	(2,305)	(1,039)		(1,266)	(122)%
Gross profit	1,358	(318)		1,676	n/m
Selling, General and Administrative expenses	(12,733)	(4,338)		(8,395)	(194	) %
Other income (loss)	3,141	318		2,823	888%
Net loss	$(8,339)	$(4,339)		$(4,000)	(92)%
Total assets	$65,016	$13,778		$51,237	372%
Long-term liabilities	$278	$9,804	$	(9,526)	(97)%
n/m - Not meaningful

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Revenue
The Company derives its revenues from the cannabis retail dispensary businesses to consumers and from consulting services. Revenue increased in 2018 as the Pennsylvania dispensary opened in 2018 and HPI was acquired on 11/13/18.

Revenue for the year ended December 31, 2018 was $3.7 million, an increase of $2.9 million, or 408%, from the year ended December 31, 2017. The increase was primarily because the Pennsylvania dispensary opened in June 2018, which generated $1.6 million in revenue in 2018. HPI was acquired on 11/13/18 and generated $0.8 million in revenue in 2018 from the acquisition date. Finally, the Illinois dispensary generated a $0.4 million increase in revenue in 2018 as it was open for the full year in 2018 compared to a partial year in 2017. We believe revenue will increase in 2019, owing to a combination of growth from existing and newly opened operations, as well as from acquisitions.

Cost of Goods Sold and Gross Profit
Gross profit is revenue less cost of goods sold. Cost of goods sold includes the costs directly attributable to cultivating and processing cannabis when internally produced products are sold, and amounts paid for finished goods, such as flower, edibles and concentrates, as well as packaging and other supplies, and allocated overhead.

Cost of goods sold for the year ended December 31, 2018 was $2.3 million, an increase of $1.3 million, or 122%, from the year ended December 31, 2017. This increase is primarily due to product purchases for the Pennsylvania dispensary, production costs at HPI following the acquisition, and an increase in product purchases for the Illinois dispensary.

Selling, General and Administrative expenses
SG&A expenses primarily consist of corporate personnel costs including salaries, benefits and share based compensation, personnel costs at the dispensaries, professional service costs including legal and consulting, marketing, travel, and rent. We expect to continue to invest in personnel to support our aggressive expansion plans and to support the increasing complexity of the cannabis business. Furthermore, we expect to incur merger and acquisition costs related to our planned business combination with Cannex and future acquisitions. We anticipate a significant increase in marketing costs as we develop our brands and expand our retail footprint.

Total SG&A expenses for the year ended December 31, 2018 were $12.7 million, an increase of $8.4 million, or 194% as compared to the year ended December 31, 2017. This was primarily due to higher corporate headcount, professional service and legal fees related to ongoing acquisition activity and a legal dispute in Nevada, share-based compensation, and increased marketing expenses.

Other Income
Total other income for the year ended December 31, 2018 was $3.1 million an increase of $2.8 million when compared to the year ended December 31, 2017. The increase is because 2018 included a $3.8 million settlement for a legal dispute in Nevada. This was partially offset by higher interest expense in 2018.

Net Loss
The net loss for the year ended December 31, 2018 was $8.3 million, an increase of $4.0 million, or 92% as compared to a net loss of $3.3 million for the year ended December 31, 2017. This increase in net loss was primarily because of higher SG&A expenses.

LIQUIDITY AND CAPITAL RESOURCES

Our primary need for liquidity is to fund the working capital requirements of our business, including capital expenditures, acquisitions, and for general corporate purposes. Our primary source of liquidity is funds generated by financing activities. When the Company made its decision to merge with Cannex Capital Holdings Inc. in November 2018, the Company elected to postpone its internal fundraising initiatives, which included a substantially negotiated secured promissory note exceeding $15 million in proceeds. In place of this note, a $13 million line of credit was obtained from Cannex. The Cannex loan is short-term, which results in the Company’s working capital deficit staying negative.

For the year ended December 31, 2018, the Company had a loss of $8.3 million, had negative cash flow from operations, and had a working capital deficit. The possibility of the cancelation of the Cannex merger creates a material uncertainty and casts significant doubt as to the ability of the Company to meet its obligations as they come due unless it is able to raise sufficient funds to enable it to reach profitability, and, accordingly, the appropriateness of the use of accounting principles applicable to a going concern. The consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and balance sheet classifications that would be necessary if the going concern assumption was inappropriate, and these adjustments could be material.

Management believes that if the Cannex merger is cancelled, that it will have time to execute existing fundraising initiatives and to repay any debt that comes due in the next year. Management has demonstrated its ability to raise capital and to secure loans in the past. Nevertheless, there is no assurance that these initiatives will be successful or sufficient.

		For the Year Ended			Change
Change in Cash (in thousands of $)		2018	2017		$	%
Net cash used in operating activities		$(11,746)	$(4,299)		$(7,447)	(173)%
Net cash used in investing activities		(34,007)	(5,132)		(28,875)	(563)%
Net cash provided by financing activities		43,407	10,977		32,430	295%
Change in cash	$	(2,346)	$1,546	$	(3,892)

As of December 31, 2018, the Company had $1.3 million in cash, and a $1.3 million working capital deficit (current assets minus current liabilities), as compared with $3.6 million in cash, and a $0.7 million working capital deficit as of December 31, 2017.

Cash used in operating activities
Net cash used in operating activities was $11.7 million for the year ended December 31, 2018, an increase of $7.4 million, or 173%, as compared to $4.3 million for the year ended December 31, 2017. The increase was primarily due to higher SG&A expenses and an increase in cannabis inventory produced in Illinois and at HPI.

Cash used in investing activities
Net cash used in investing activities was $34.0 million for the year ended December 31, 2018, an increase of $28.9 million, or 563%, as compared to $5.1 million for the year ended December 31, 2017. The increase was due to $21.0 million in net cash paid to acquire HPI, and lending to related parties increased by $6.2 million as funds were loaned for the construction of cannabis facilities.

Cash provided by financing activities
Net cash provided by financing activities was $44.3 million for the year ended December 31, 2018, an increase of $33.3 million, or 303%, as compared to $11.0 million for the year ended December 31, 2017. The increase was due to the issuance of $30.9 million in Class F units and $13.4 million in Class D units, which was partially offset by the issuance of $10.2 million of convertible debt in 2017.

Contractual Obligations
The Company and its subsidiaries have entered into operating lease agreements for the corporate offices, a production facility and dispensaries. The following represents the Company’s commitments in relation to its operating leases:

(in thousands $)	Amount
Not later than one year	$880
Later than one year and not later than five years	3,385
Later than five years	2,674
Total	$6,939

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of the operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties are entered into in the normal course of business and are measured at the amount established and agreed to by the parties.

Related Party Notes Receivable
As described in Note 17 of the consolidated financial statements, the Company has outstanding notes receivable with related parties totaling $12.6 million and $3.0 million at December 31, 2018 and 2017, respectively. The interest rates on the notes range from 0-18%. Interest income on the notes amounted to $1.2 million and $0.2 million for the years ended December 31, 2018 and 2017, respectively.

Related party notes payable
As described in Note 10 of the consolidated financial statements, the Company has outstanding notes payable with related parties totaling $9.1 million and $3.5 million at December 31, 2018 and 2017 respectively. The interest rate is between 5% and 15%.

SUBSEQUENT TRANSACTIONS

On February 22, 2019, the Company completed an acquisition of PHX Interactive, LLC., an entity that manages and lends to Greens Goddess Products, Inc., a cannabis license holder and dispensary operator in Phoenix, Arizona. The purchase price was $6 million and $3.35 million was paid in cash and $2.5 million was paid in kind by issuing 5,136.11 Class F units. The remaining $150,000 is held by the Company and will be used to pay income taxes for 2018 or will be paid to the sellers. In March 2019, the Company settled certain legal matters on behalf of the sellers for approximately $350,000. The Company has agreed to defend certain other legal actions against the sellers and PHX Interactive, LLC. and will record a liability for the estimated costs to defend and settle these legal actions. This legal liability will be included in the purchase price accounting for the acquisition.

On March 1, 2019, the Company signed a definitive agreement with Cannex Capital Holdings, Inc. See Note 1 for additional information.

On December 24, 2018, the Company received an $8 million line of credit from Cannex to be used prior to the merger. In March 2019 this line of credit was increased to $13 million. This line can be used for general corporate expenses and for acquisitions. If the merger with Cannex is cancelled, the balance on the line of credit must be repaid within 90 days from the date of cancelation.

As of the report date, the Company has completed the purchase of all non-controlling interests in Illinois Grown Medicine LLC, Harborside Illinois Grown Medicine Inc., MMA Capital LLC, Mission Maryland LLC, 4Front Management Associates, LLC, 4Front CIHI Investco LLC, Adroit Consulting Group LLC, and Old State Line Consulting Group LLC. Class F shares were issued for all of these interests. The only remaining non-controlling interest as of the report date is in Silver Spring Consulting Group LLC.

On April 15, 2019, the Company completed an acquisition of Om of Medicine LLC, an entity that owns a cannabis license in Michigan and operates a dispensary in Ann Arbor. The purchase price was $5.7 million and $0.4 million was paid in cash, $0.89 million will be held by the Company to pay future taxes, other expenses, or payments to the sellers. The remaining $4.4 million was paid in kind with the issuance of 9,039.54 Class F units. The Company will pay up to $6.0 million in additional cash contingent on the future gross sales of Om of Medicine LLC.

On May 10, 2019, the Company, through a whole-owned subsidiary, received a $50 million loan from LI Lending LLC. Per the loan agreement, the lender can advance up to $45 million immediately. The advanced funds are kept in a bank account that is owned by the Company, but in which control can be assumed by the lender in the event of default on the loan. The funds can be used for permitted uses which include the acquisition and development of real estate to be used for cannabis operations. The loan matures in five years and has an interest rate of 10.25% .

SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of consolidated financial statements in conformity with IFRS accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the review affects both current and future periods.

Significant judgements, estimates and assumptions that have the most significant effect on the amounts recognized in the consolidated financial statements are described below.

(i)	Estimated Useful Lives and Depreciation of Property and Equipment (Also see Note 6)

Depreciation of property and equipment is dependent upon estimates of useful lives which are determined through the exercise of judgment. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of assets.

(ii)	Estimated Useful Lives and Amortization of Intangible Assets (Also see Note 8)

Amortization of intangible assets is recorded on a straight-line basis over the estimated useful life of the intangible asset. Intangible assets that have indefinite useful lives are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.

(iii)	Biological Assets

Management is required to make estimates in calculating the fair value of biological assets and harvested cannabis inventory. These estimates include a number of assumptions, such as estimating the stages of growth of the cannabis, harvested costs, sales price and expected yields.

(iv)	Share-Based Compensation

The fair value of share-based compensation expenses are estimated using the Black-Scholes pricing model and rely on a number of estimates, including the life of the grant, the volatility of the underlying unit price, the risk free rate of return, and the estimated rate of forfeiture of units granted.

(v)	Business Combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. Contingent consideration is measured at its acquisition- date fair value and is included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The valuations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. Amortization of intangible assets is recorded on a straight-line basis over estimated useful lives.

Financial Instruments
The Company’s financial instruments consist of cash, restricted cash, account receivable, notes receivable and accrued interest from related parties, accounts payable, other current liabilities, notes payable to related parties, and convertible notes. The carrying values of these financial instruments approximate their fair values as of December 31, 2018 and 2017.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
Level 3 – Inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels during the years ending December 31, 2018 and 2017.

Income taxes
Except for certain subsidiaries, the Company is treated as a partnership for federal and state income tax purposes and, accordingly, is generally not subject to company-level taxes. Taxable income or losses are allocated to the members in accordance with the limited liability company operating agreement. Therefore, there is no provision for federal or state income taxes in the accompanying consolidated financial statements.

For the corporate subsidiaries, deferred tax assets and liabilities and the related deferred tax expense or recovery are recognized for deferred tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable income will be available against which the asset can be utilized. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current assets against current tax liabilities and when they relate to income taxes levied by the same taxing authority and the Company intends to settle its current tax assets and liabilities on a net basis. At December 31, 2018 the Company had a $232 deferred tax liability. At December 31, 2017, deferred tax assets and liabilities were immaterial.

Certain 4Front Holdings LLC’s subsidiaries are subject to U.S. Internal Revenue Code Section 280E. This section disallows deductions and credits attributable to a trade or business trafficking in controlled substances. Under U.S. law, marijuana is a Schedule I controlled substance. The Company has taken the position that any costs included in the cost of goods sold should not be treated as amounts subject to the Section 280E expense disallowance.

The Company would recognize any potential accrued interest and penalties related to unrecognized tax benefits as part of its tax provision as interest or penalty expense, as applicable. The Company had no penalties or interest related to income taxes for periods ended December 31, 2018 and 2017.

Impairment on promissory notes receivable
At each reporting date the Company assesses whether there is objective evidence that a promissory note receivable is impaired. A promissory note receivable is deemed to be impaired, if, and only if, there is objective evidence of impairment resulting from one or more events that have occurred after the initial recognition of the note and that event has an impact on the estimated future cash flows of the promissory note receivable.

CHANGES IN OR ADOPTION OF ACCOUNTING POLICIES

New standards and interpretations issued but not yet adopted

In January 2016, the IASB issued IFRS 16, Leases, which will replace IAS 17, Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The standard will be effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15, Revenue from Contracts with Customers, at or before the date of initial adoption of IFRS 16. The Company has implemented the standard as of January 1, 2019. The effect of the implementation is the creation of a Right-Of-Use-Asset and a Lease Liability that is equal to the net present value of future lease payments at January 1, 2019. The Right-Of-Use-Asset is depreciated over the life of the lease and rent payments are allocated between interest expense and the amortization of the Lease Liability. The prior cumulative effect of the implementation is booked to equity on January 1, 2019.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company is exposed in varying degrees to a variety of financial instruments related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(a)	Credit Risk

Credit risk is the risk of a potential loss to the Company if a third party or a related party to a financial instrument fails to meet its contractual obligations. As of December 31, 2018 and 2017, the maximum credit exposure related to the carrying amounts of Notes Receivable and Accrued Interest from Related Parties were $12.6 million and $3.0 million respectively.

The Company maintains cash with federally insured financial institutions. As of December 31, 2018 and 2017, the Company exceeded federally insured limits by approximately $0.5 million and $3.0 million respectively. The Company has historically not experienced any losses in such accounts.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company’s approach to managing liquidity is to raise sufficient capital to settle obligations and liabilities when due.

In addition to the commitments outlined in Note 18, the Company has the following contractual obligations:

	<1 Year	1 to 3 Years	3 to 5 Years	Greater than 5	Total

Accounts Payable and Accrued Liabilities	$1,950,688	$-	$-	$-	$1,950,688

Deferred Rent	827	165	507	228,048	229,547

Notes Payable	$9,198,014	-	-	-	$9,198,014

(c)	Price Risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company keeps cannabis inventory levels at their dispensaries low to manage the risk of falling inventory values.

Capital risk management
The Company considers its capital structure to include contributed capital, accumulated deficit, non-controlling interests and any other component of members’ equity. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it as appropriate given changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new units, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach during the year ended December 31, 2018.

OUTSTANDING SHARE DATA

The following share capital data is as of December 31, 2018:

Shares Outstanding
(expressed in unites)
Class A preferrred unites
Class B units	135,108
Class C units	16,626
Class D units	73,826
Class E units	7,605
Class F units	67,840
Total	801,005